Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2017 year-end
Financial Statements, MD&A

and Projects and Exploration news release

at www.kinross.com

NEWS RELEASE

Kinross reports 2017 fourth-quarter and full-year results

Achieves sixth straight year of strong results and meeting production and cost guidance

Bald Mountain doubles production and Tasiast lowers cost of sales per ounce about 30% year-over-year

Toronto, Ontario – February 14, 2018 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth-quarter and year-end December 31, 2017.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 20 and 21 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2017 fourth-quarter highlights:

•	Production[1]: 652,710 gold equivalent ounces (Au eq. oz.), compared with 746,291 Au eq. oz. in Q4 2016.
•	Revenue: $810.3 million, compared with $902.8 million in Q4 2016.
•	Production cost of sales[2]: $653 per Au eq. oz., compared with $712 in Q4 2016.
•	All-in sustaining cost[2]: $1,019 per Au eq. oz. sold, compared with $1,012 in Q4 2016. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $1,013 in Q4 2017, compared with $1,010 in Q4 2016.
•	Operating cash flow: $366.4 million, compared with $302.6 million in Q4 2016.
•	Adjusted operating cash flow[2]: $364.2 million, compared with $211.6 million in Q4 2016.
•	Reported net earnings/loss[3]: reported net earnings[3] of $217.6 million, or $0.17 per share, compared with a net loss of $116.5 million, or $0.09 per share, in Q4 2016.
•	Adjusted net earnings/loss[2,3]: adjusted net earnings[2,3] of $16.3 million, or $0.01 per share, compared with an adjusted net loss of $50.9 million, or $0.04 per share, in Q4 2016.

2017 full-year highlights:

•	Production[1]: 2,673,533 Au eq. oz., compared with 2,789,150 Au eq. oz. for full-year 2016.
•	Revenue: $3,303.0 million, compared with $3,472.0 million for full-year 2016.
•	Production cost of sales[2]: $669 per Au eq. oz., compared with $712 for full-year 2016.
•	All-in sustaining cost[2]: $954 per Au eq. oz. sold, compared with $984 for full-year 2016. All-in sustaining cost per Au oz. sold on a by-product basis was $946 for full-year 2017, compared with $975 per Au oz. sold for full-year 2016.
•	Operating cash flow: $951.6 million, compared with $1,099.2 million for full-year 2016.
•	Adjusted operating cash flow[2]: $1,166.7 million, compared with $926.7 million for full-year 2016.
•	Reported net earnings/loss[3]: earnings of $445.4 million, or $0.36 per share, compared with a reported net loss of $104.0 million, or $0.08 per share, for full-year 2016.
•	Adjusted net earnings[2,3]: earnings of $178.7 million, or $0.14 per share, compared with earnings of $93.0 million, or $0.08 per share, for full-year 2016.
•	Capital expenditures: $897.6 million, compared with $633.8 million for full-year 2016.
•	Balance sheet: The Company ended the year with cash and cash equivalents of $1,025.8 million, total liquidity of $2,589.6 million, and no debt maturities until 2021.

2018 outlook:

•	2018 Outlook: Kinross expects to produce 2.5 million Au eq. oz. (+/- 5%) at a production cost of sales per Au eq. oz. of $730 (+/- 5%). All-in sustaining cost is forecast to be $975 per ounce sold on both a gold equivalent and by-product basis (+/- 5%). Total capital expenditures are forecast to be approximately $1,075 million (+/- 5%), which includes sustaining capital of $355 million, and non-sustaining capital of approximately $680

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 15 to 20 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

million to advance development projects.

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2017 fourth-quarter and year-end results:

“For the sixth consecutive year, Kinross delivered excellent operational results and met its full-year guidance for production and costs. We generated more than $950 million in operating cash flow, while adjusted net earnings almost doubled year-over-year to approximately $180 million. Our portfolio of mines performed well, notably Bald Mountain, which more than doubled its production in 2017 and Tasiast, which reduced cost of sales per ounce by approximately 30% year-over-year.

“We are forecasting another year of solid production of approximately 2.5 million gold equivalent ounces, and we expect to be at or slightly above this level of production over the next three years. All-in sustaining cost for 2018 is expected to be at approximately the same level as 2017. Our liquidity remains strong at approximately $2.6 billion even as we proceed through this period of investment in our organic projects. With a robust balance sheet, we are well positioned to invest in our future growth.

“Our development projects continue to progress on time and on budget, with Tasiast Phase One expected to commence full commercial production by the end of June. We also expect to achieve a number of significant project milestones in 2018, including: ramping up of construction at Tasiast Phase Two; advancing construction of the Round Mountain Phase W and Bald Mountain Vantage projects in Nevada; commencing mining of high-grade ore at Moroshka in Russia; completing the Fort Knox Gilmore feasibility study; completing the pre-feasibility study at Tasiast Sud and; receiving the remaining sectoral permits for the La Coipa Restart project.”

Financial results

Summary of financial and operating results

p. 2 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Three months ended		Years ended
	December 31,		December 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2017	2016	2017	2016
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	659,339	752,501	2,698,136	2,810,345
Sold(c)	634,762	743,427	2,621,875	2,778,902

Attributable gold equivalent ounces(a)
Produced(c)	652,710	746,291	2,673,533	2,789,150
Sold(c)	628,565	738,087	2,596,754	2,758,306

Financial Highlights
Metal sales	$810.3	$902.8	$3,303.0	$3,472.0
Production cost of sales	$414.5	$529.4	$1,757.4	$1,983.8
Depreciation, depletion and amortization	$190.3	$237.8	$819.4	$855.0
Impairment, net of reversals	$21.5	$-	$21.5	$139.6
Operating earnings (loss)	$102.9	$(35.6)	$336.5	$46.3
Net earnings (loss) attributable to common shareholders	$217.6	$(116.5)	$445.4	$(104.0)
Basic earnings (loss) per share attributable to common shareholders	$0.17	$(0.09)	$0.36	$(0.08)
Diluted earnings (loss) per share attributable to common shareholders	$0.17	$(0.09)	$0.35	$(0.08)
Adjusted net earnings (loss) attributable to common shareholders(b)	$16.3	$(50.9)	$178.7	$93.0
Adjusted net earnings (loss) per share(b)	$0.01	$(0.04)	$0.14	$0.08
Net cash flow provided from operating activities	$366.4	$302.6	$951.6	$1,099.2
Adjusted operating cash flow(b)	$364.2	$211.6	$1,166.7	$926.7
Average realized gold price per ounce(d)	$1,276	$1,217	$1,260	$1,249
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$653	$712	$670	$714
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$653	$712	$669	$712
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$637	$701	$653	$696
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,013	$1,010	$946	$975
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,019	$1,012	$954	$984
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,308	$1,192	$1,164	$1,073
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,308	$1,189	$1,166	$1,079
(a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b) The definition and reconciliation of these non-GAAP financial measures is included on page 15 to 19 of this news release.
(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2017 was 76.22:1, compared with 70.88:1 for the fourth quarter of 2016 and for year to date 2017 was 73.72:1, compared with 72.95:1 for 2016.
(d) The definition of this non-GAAP financial measure is included on page 19 of this news release.

The following operating and financial results are based on fourth quarter and year-end 2017 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 652,710 attributable Au eq. oz. in the fourth quarter of 2017, a decrease compared with 746,291 in the fourth quarter of 2016, mainly due to lower production at Kupol and Paracatu, partially offset by higher production at Bald Mountain.

Kinross produced 2,673,533 attributable Au eq. oz. for full-year 2017, which was at the high end of the Company’s 2017 guidance range. This compares with production of 2,789,150 Au eq. oz. for full-year 2016. The year-over-year decrease was primarily due to lower production at Kupol, the suspension of mining activities at Maricunga and the temporary curtailment of mining activities at Paracatu, partially offset by increased production at Round Mountain, Tasiast, and Bald Mountain, which more than doubled its annual production.

Production cost of sales: Production cost of sales per Au eq. oz.2 decreased to $653 for the fourth quarter of 2017, compared with $712 for the fourth quarter of 2016, largely due to a lower cost of sales per ounce at Bald Mountain, Tasiast, and Fort Knox. Production cost of sales per Au oz. on a by-product basis2 was $637 in Q4 2017, compared with $701 in Q4 2016, based on Q4 2017 attributable gold sales of 613,281 ounces and attributable silver sales of 1,164,929 ounces.

Production cost of sales per Au eq. oz. decreased to $669 for full-year 2017, which was at the low end of the Company’s 2017 guidance range. This compares with production cost of sales of $712 per Au eq. oz. for full-year 2016. The full-year decrease was mainly due to continuous improvement efforts and lower cost of sales per ounce at Bald Mountain, Tasiast, Chirano, Fort Knox and Round Mountain. Production cost of sales per Au oz. on a by-product basis was $653 for full-year 2017, compared with $696 for full-year 2016, based on 2017 full-year attributable1 gold sales of 2,528,108 ounces and attributable silver sales of 5,053,845 ounces.

p. 3 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 increased to $1,019 in Q4 2017, compared with $1,012 in Q4 2016. All-in sustaining cost per Au oz. sold on a by-product basis2 increased to $1,013 in Q4 2017, compared with $1,010 in Q4 2016.

All-in sustaining cost per Au eq. oz. sold decreased to $954 for full-year 2017, which was at the low end of the Company’s 2017 guidance range, compared with $984 for full-year 2016. The decrease was mainly a result of lower production cost of sales per ounce. All-in sustaining cost per Au oz. sold on a by-product basis was $946 for full-year 2017, compared with $975 for full-year 2016.

Revenue: Revenue from metal sales was $810.3 million in the fourth quarter of 2017, compared with $902.8 million during the same period in 2016, due to a decrease in gold equivalent ounces sold, partially offset by an increase in average realized gold price.

Revenue was $3,303.0 million for full-year 2017, compared with $3,472.0 million for full-year 2016. This 5% decrease was due to less gold equivalent ounces sold, slightly offset by an increase in average realized gold prices.

Average realized gold price4: The average realized gold price in Q4 2017 increased to $1,276 per ounce, compared with $1,217 per ounce in Q4 2016.

The average realized gold price per ounce increased to $1,260 for full-year 2017, compared with $1,249 per ounce for full-year 2016. The Company’s average realized gold price for full-year 2017 was slightly higher than the average 2017 London PM Fix of $1,257 per ounce.

Margins: Kinross’ attributable margin per Au eq. oz. sold5 was $623 per Au eq. oz. for the fourth quarter of 2017, compared with the Q4 2016 margin of $505 per Au eq. oz. Full-year 2017 margin per Au eq. oz. was $591, compared with $537 for full-year 2016.

Operating cash flow: Adjusted operating cash flow2 was $364.2 million for the fourth quarter of 2017, compared with $211.6 million for Q4 2016. Adjusted operating cash flow for full-year 2017 was $1,166.7 million, compared with $926.7 million for full-year 2016.

Net operating cash flow was $366.4 million for the fourth quarter of 2017, compared with $302.6 million for Q4 2016. Net operating cash flow for full-year 2017 was $951.6 million, compared with $1,099.2 million for full-year 2016.

Earnings/loss: Adjusted net earnings2,3 was $16.3 million, or $0.01 per share, for Q4 2017, compared with an adjusted net loss of $50.9 million, or $0.04 per share, for Q4 2016. Full-year 2017 adjusted net earnings was $178.7 million, or $0.14 per share, compared with adjusted net earnings of $93.0 million, or $0.08 per share, for full-year 2016.

Reported net earnings3 was $217.6 million, or $0.17 per share, for Q4 2017, compared with a loss of $116.5 million, or $0.09 per share, in Q4 2016. Full-year 2017 reported net earnings was $445.4 million, or $0.36 per share, compared with a loss of $104.0 million, or $0.08 per share, for full-year 2016. The increase in full-year reported earnings was primarily due to lower production cost of sales, a net after-tax, non-cash impairment reversal of $62.1 million and net gains realized with the sale of the Cerro Casale and Quebrada Seca exploration properties and the DeLamar reclamation property.

Capital expenditures: Capital expenditures increased to $313.3 million for Q4 2017, compared with $226.5 million for the same period last year, mainly due to increased spending at Tasiast, Bald Mountain and Round Mountain.

4 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. .

5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Capital expenditures for full-year 2017 were $897.6 million, compared with $633.8 million for 2016, primarily due to increased spending at Tasiast, Bald Mountain and Fort Knox, offset by lower spending at Kupol. Capital expenditures were in line with the Company’s guidance of $900 million (+/- 5%).

Balance sheet

As of December 31, 2017, Kinross had cash and cash equivalents of $1,025.8 million, compared with $827.0 million at December 31, 2016. The 24% increase was mainly a result of strong operating results and the receipt of net proceeds related to the sale of Cerro Casale and Quebrada Seca, partially offset by capital expenditures.

The Company has available credit of $1,563.8 million as of year-end 2017, for total liquidity of $2,589.6 million.

Effective December 5, 2017, the Company entered into an amendment to increase the amount of its letter of credit guarantee facility with Export Development Canada from $250.0 million to $300.0 million.

Kinross has no scheduled debt repayments until 2021, and with its strong balance sheet and excellent liquidity, the Company is well-positioned to fund its pipeline of organic development projects.

Operating results

Mine-by-mine summaries for 2017 fourth-quarter and full-year operating results may be found on pages 10 and 14 of this news release. Highlights include the following:

Americas

The Americas region, which represented 61% of Kinross’ 2017 production, performed well and was at the high end of its regional production guidance range for the year, with Bald Mountain more than doubling annual production compared with 2016. The region also came in at the low end of its cost of sales per ounce regional guidance range.

At Fort Knox, production decreased year-over-year and quarter-over-quarter mainly due to fewer tonnes placed on the heap leach pad, partially offset by an increase in mill grade. Cost of sales per ounce at Fort Knox was lower year-over-year mainly due to a decrease in operating waste mined and labour costs.

At Round Mountain, 2017 production was higher compared with 2016 mainly due to strong mill grades, which were the highest since 2003. The mine’s production decreased quarter-over-quarter largely due to fewer tonnes produced from the heap leach pads. Round Mountain’s full-year cost of sales per ounce was lower year-over-year mainly due to higher grades and lower labour costs. Quarterly cost of sales per ounce was higher compared with Q3 2017 mainly due to lower production and higher contractor and maintenance costs.

Bald Mountain performed well in 2017, more than doubling production compared with the previous year due to higher grades and more tonnes placed on the heap leach pads. As expected, production was higher in the fourth quarter compared with Q3 2017 due to the timing of ore placed on the pads. Bald Mountain lowered its full-year cost of sales per ounce by almost half compared with 2016, and achieved its lowest cost quarter since the mine was acquired by Kinross. These reductions were mainly due to the substantial increase in gold ounces sold, productivity improvements and cost-reduction initiatives.

Kettle River-Buckhorn outperformed in 2017, producing more ounces than expected as it extended mine life until the third quarter. Full-year cost of sales per ounce decreased year-over-year mainly due to higher grades, as well as the completion of mining activities in Q3 2017. Exploration activities in the region are continuing.

At Paracatu, annual production decreased compared with 2016 mainly due to the temporary curtailment of mining and Plant 2 operations in the second half of the year as a result of lower than average rainfall in the area. The lower production resulted in an increase in the full-year cost of sales per ounce. Fourth quarter production increased compared with Q3 2017 as mining and processing activities resumed in early November after the

p. 5 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

curtailment. The increase in production largely contributed to the decrease in cost of sales per ounce in Q4 2017 compared with Q3 2017.

Maricunga delivered strong results during the year, as production from the rinsing of heap materials placed on the pads prior to the suspension of mining activities was better than expected. Cost of sales per ounce for the full year was lower than 2016 due to the suspension of mining activities.

Russia

The region performed well for the year, coming in at the high end of its production guidance range and at the low end of its cost of sales per ounce guidance range.

The combined full-year production at Kupol and Dvoinoye was lower compared with 2016 mainly as a result of lower production at Dvoinoye and the anticipated lower grades at both operations. Production during the quarter was consistent with Q3 2017 results.

Full-year cost of sales per ounce was higher compared with 2016 mainly as a result of higher operating waste and lower grades. Cost of sales per ounce in Q4 2017 was slightly lower compared with Q3 2017 mainly due to lower operating waste mined.

West Africa

The region delivered strong results in 2017, achieving both its annual production and cost of sales per ounce guidance for the year.

Tasiast performed well in 2017, increasing production by 39% compared with the previous year while at the same time achieving excellent progress advancing the Phase One expansion project. The increase in full-year production versus 2016 was mainly as a result of higher mill grades, operating efficiencies that increased mill throughput, and the impact of the temporary suspension of mining in 2016. Production in Q4 2017 was slightly lower compared with the previous quarter mainly due to lower mill grades, although mill grades for the full year were the highest since Kinross acquired Tasiast in 2010. Full-year cost of sales per ounce at Tasiast was 29% lower compared with the previous year mainly as a result of the higher grades and lower operating waste mined. Cost of sales per ounce in Q4 2017 was higher versus Q3 2017 mainly due to higher diesel costs.

Chirano’s full-year production was higher compared with 2016 mainly due to higher grades, but was consistent quarter-over-quarter. For the full year, Chirano’s cost of sales per ounce deceased versus 2016 mainly due to higher grades and lower energy costs. Fourth quarter cost of sales per ounce decreased primarily due to lower operating waste mined and maintenance costs compared with Q3 2017.

Non-cash impairment reversal

The Company completed its annual assessment of the carrying value of its cash generating units (CGU) for the year-ended December 31, 2017, and as a result, recorded a net, after-tax, non-cash impairment reversal of $62.1 million. The impairment reversal was entirely related to property, plant and equipment and included impairment reversals at Tasiast and Fort Knox of $142.9 million and $86.2 million, respectively, partially offset by an impairment charge at Paracatu of $167.0 million. The impairment reversals were mainly a result of an increase in the short-term and long-term future gold price assumptions used for impairment testing, as well as the Tasiast Phase Two project progressing as planned and additions to Fort Knox’s mineral reserve estimates. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 20 and 21 of this news release.

p. 6 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In 2018, Kinross expects to produce 2.5 million Au eq. oz. (+/- 5%) from its operations, and expects to be at or slightly above the same level of production over the next three years.

The forecast decrease compared with full-year 2017 production is mainly a result of mine sequencing at several operations, including anticipated lower grades at Kupol and Dvoinoye, the closure of Kettle River-Buckhorn and the suspension of mining at Maricunga, partially offset by an expected production increase in the West Africa region.

The production guidance has taken into consideration the potential for a temporary curtailment of mill operations at Paracatu due to the possibility of seasonal rainfall shortages in the area. Production is expected to be higher in the second half of 2018 than the first half mainly as a result of expected production from the Tasiast Phase One expansion.

Production cost of sales per Au eq. oz. is expected to be $730 per Au eq. oz. (+/- 5%) for 2018. The expected increase for 2018 compared with full-year 2017 production cost of sales per ounce is mainly as a result of mine sequencing, with anticipated lower grades at Dvoinoye and Round Mountain and an expected increase in operating waste mined at Fort Knox and Tasiast. Kinross expects production cost of sales per Au eq. oz to decline slightly in 2019 and 2020 as lower cost production comes online.

The Company has forecast an all-in sustaining cost of $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2018, which is largely in line with full-year 2017 all-in sustaining cost per ounce.

The table below arizes the 2018 forecast for production and average production cost of sales on a gold equivalent and by-product accounting basis:

p. 7 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Accounting basis	2018 Outlook (+/- 5%)
Gold equivalent basis
Production (Au eq. oz.)	2.5 million
Average production cost of sales per Au eq. oz.	$730
All-in sustaining cost per Au eq. oz.	$975
By-product basis
Gold ounces	2.4 million
Silver ounces	4.5 million
Average production cost of sales per Au oz.	$720

The following table provides a summary of the 2018 production and production cost of sales forecast by region:

Region	Forecast 2018 production (+/- 5%) (Au eq. oz.)	Percentage of total forecast production[6]	Forecast 2018 production cost of sales (+/- 5%) (per Au eq. oz.)
Americas	1.51 million	60%	$750
West Africa (attributable)*	500,000	20%	$795
Russia	490,000	20%	$620
Total	2.5 million	100%	$730
*Based on Kinross’ 90% share of Chirano

Material assumptions used to forecast 2018 production cost of sales are as follows:

•	a gold price of $1,200 per ounce,
•	a silver price of $16 per ounce,
•	an oil price of $55 per barrel,
•	foreign exchange rates of:
o	3.25 Brazilian reais to the U.S. dollar,
o	1.25 Canadian dollars to the U.S. dollar,
o	60 Russian roubles to the U.S. dollar,
o	650 Chilean pesos to the U.S. dollar,
o	4.00 Ghanaian cedi to the U.S. dollar,
o	33 Mauritanian ouguiya to the U.S. dollar, and
o	1.10 U.S. dollars to the Euro.

Taking into account existing currency and oil hedges:

•	a 10% change in foreign currency exchange rates would be expected to result in an approximate $17 impact on production cost of sales per ounce;
•	specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce;
•	specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $38 impact on Brazilian production cost of sales per ounce;
•	a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce;

6 The percentages are calculated based on the mid-point of regional 2018 forecast production.

p. 8 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

•	a $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2018 are forecast to be approximately $1,075 million (+/- 5%), which includes capitalized interest of approximately $40 million, and are summarized in the table below:

Region	Forecast 2018 sustaining capital (million)	Forecast 2018 non-sustaining capital (million)	Total forecast capital (+/- 5%) (million)
Americas	$280	$285	$565
West Africa	$40	$375	$415
Russia	$30	$20	$50
Corporate	$5	$0	$5
	__________________	___________________	_______________________
Total	$355	$680	$1,035
Capitalized interest			$40
TOTAL			$1,075

Sustaining capital includes the following forecast spending estimates:

•	Mine development:	$85 million (Americas); $15 million (Russia)
•	Mobile equipment:	$50 million (Americas); $10 million (West Africa); $10 million (Russia)
•	Tailings facilities:	$50 million (Americas); $5 million (West Africa)
•	Leach facilities:	$20 million (Americas)
•	Mill facilities:	$20 million (Americas); $10 million (West Africa)

Non-sustaining capital includes the following forecast spending estimates:

•	Tasiast Project:	$240 million
•	Round Mountain Phase W:	$185 million
•	Tasiast West Branch stripping:	$130 million
•	Bald Mountain Vantage Complex:	$90 million
•	Development projects and other:	$35 million

The 2018 forecast for exploration is approximately $75 million, none of which is expected to be capitalized, with 2018 overhead (general and administrative and business development expenses) forecast to be approximately $165 million, both of which are consistent with last year’s guidance.

Other operating costs expected to be incurred in 2018 are approximately $100 million, which includes approximately $50 million of care and maintenance costs in Chile.

Based on our assumed gold price and other inputs, net income tax expense is expected to be $35 million and taxes paid are expected to be $70 million, with the expense increasing at 15% of any profit resulting from higher gold prices and taxes paid increasing at a lower rate of 7% as a result of the realization of the U.S. alternative minimum tax credit.

Depreciation, depletion and amortization is forecast to be approximately $300 per Au eq. oz.

p. 9 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 15, 2018 at 9 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (866) 393-4306; Conference ID: 9094608

Outside of Canada & US – +1 (734) 385-2616; Conference ID: 9094608

Replay (available up to 14 days after the call):

Canada & US toll-free – (855) 859-2056; Conference ID: 9094608

Outside of Canada & US – +1 (404) 537-3406; Conference ID: 9094608

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2017 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2017 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 10 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2017	2016	2017	2016	2017	2016	2017	2016

Fort Knox	95,182	114,427	94,724	115,101	$58.7	$82.8	$620	$719
Round Mountain	98,249	99,310	104,198	107,313	81.6	86.6	783	807
Bald Mountain	105,080	44,343	99,363	34,585	47.0	44.5	473	1,287
Kettle River - Buckhorn	3,906	30,690	3,949	30,862	0.4	15.5	101	502
Paracatu	66,023	124,975	62,843	127,576	59.8	101.5	952	796
Maricunga	19,039	32,899	11,201	33,360	6.9	17.8	616	534
Americas Total	387,479	446,644	376,278	448,797	254.4	348.7	676	777

Kupol	145,301	180,023	141,518	179,912	73.8	80.8	521	449
Russia Total	145,301	180,023	141,518	179,912	73.8	80.8	521	449

Tasiast	60,274	63,728	54,993	61,318	43.0	58.7	782	957
Chirano (100%)	66,285	62,106	61,973	53,400	43.3	41.2	699	772
West Africa Total	126,559	125,834	116,966	114,718	86.3	99.9	738	871

Operations Total	659,339	752,501	634,762	743,427	414.5	529.4	653	712
Less Chirano non-controlling interest (10%)	(6,629)	(6,210)	(6,197)	(5,340)	(4.3)	(4.1)
Attributable Total	652,710	746,291	628,565	738,087	$410.2	$525.3	$653	$712

Years ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2017	2016	2017	2016	2017	2016	2017	2016

Fort Knox	381,115	409,844	381,779	408,059	$239.9	$302.2	$628	$741
Round Mountain	436,932	378,264	438,051	377,910	302.5	292.0	691	773
Bald Mountain	282,715	130,144	262,916	111,464	168.9	131.7	642	1,182
Kettle River - Buckhorn	76,570	112,274	77,087	112,038	36.8	73.0	477	652
Paracatu	359,959	483,014	356,251	482,827	310.2	346.4	871	717
Maricunga	91,127	175,532	41,316	175,670	19.9	145.2	482	827
Americas Total	1,628,418	1,689,072	1,557,400	1,667,968	1,078.2	1,290.5	692	774

Kupol	580,451	734,143	577,007	736,001	300.9	324.3	521	441
Russia Total	580,451	734,143	577,007	736,001	300.9	324.3	521	441

Tasiast	243,240	175,176	236,256	168,969	178.2	179.3	754	1,061
Chirano (100%)	246,027	211,954	251,212	205,964	200.1	189.7	797	921
West Africa Total	489,267	387,130	487,468	374,933	378.3	369.0	776	984

Operations Total	2,698,136	2,810,345	2,621,875	2,778,902	1,757.4	1,983.8	670	714
Less Chirano non-controlling interest (10%)	(24,603)	(21,195)	(25,121)	(20,596)	(20.0)	(19.0)
Attributable Total	2,673,533	2,789,150	2,596,754	2,758,306	$1,737.4	$1,964.8	$669	$712

p. 11 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)

	As at
	December 31,	December 31,
	2017	2016

Assets
Current assets
Cash and cash equivalents	$1,025.8	$827.0
Restricted cash	12.1	11.6
Accounts receivable and other assets	91.3	127.3
Current income tax recoverable	43.9	111.9
Inventories	1,094.3	986.8
Unrealized fair value of derivative assets	17.0	16.1
	2,284.4	2,080.7
Non-current assets
Property, plant and equipment	4,887.2	4,917.6
Goodwill	162.7	162.7
Long-term investments	188.0	142.9
Investments in associate and joint ventures	23.7	163.6
Unrealized fair value of derivative assets	3.9	6.0
Other long-term assets	574.0	411.3
Deferred tax assets	33.3	94.5
Total assets	$8,157.2	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$482.6	$464.8
Current income tax payable	35.1	72.6
Current portion of provisions	66.5	93.2
Current portion of unrealized fair value of derivative liabilities	1.1	7.1
	585.3	637.7
Non-current liabilities
Long-term debt	1,732.6	1,733.2
Provisions	830.5	861.2
Other long-term liabilities	134.0	172.2
Deferred tax liabilities	255.6	390.7
Total liabilities	3,538.0	3,795.0

Equity
Common shareholders' equity
Common share capital	$14,902.5	$14,894.2
Contributed surplus	240.7	238.3
Accumulated deficit	(10,580.7)	(11,026.1)
Accumulated other comprehensive income	21.1	39.1
Total common shareholders' equity	4,583.6	4,145.5
Non-controlling interest	35.6	38.8
Total equity	4,619.2	4,184.3
Total liabilities and equity	$8,157.2	$7,979.3

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,247,003,940	1,245,049,712

p. 12 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except share and per share amounts)
	Years ended
	December 31,	December 31,
	2017	2016

Revenue
Metal sales	$3,303.0	$3,472.0

Cost of sales
Production cost of sales	1,757.4	1,983.8
Depreciation, depletion and amortization	819.4	855.0
Impairment, net of reversals	21.5	139.6
Total cost of sales	2,598.3	2,978.4
Gross profit	704.7	493.6
Other operating expense	129.6	209.3
Exploration and business development	106.0	94.3
General and administrative	132.6	143.7
Operating earnings	336.5	46.3
Other income (expense) - net	188.1	22.5
Equity in losses of associate and joint ventures	(1.3)	(1.2)
Finance income	13.5	7.5
Finance expense	(117.8)	(134.6)
Earnings (loss) before tax	419.0	(59.5)
Income tax recovery (expense) - net	23.2	(49.6)
Net earnings (loss)	$442.2	$(109.1)
Net earnings (loss) attributable to:
Non-controlling interest	$(3.2)	$(5.1)
Common shareholders	$445.4	$(104.0)
Earnings (loss) per share attributable to common shareholders

Basic	$0.36	$(0.08)
Diluted	$0.35	$(0.08)

Weighted average number of common shares outstanding (millions)
Basic	1,246.6	1,227.0
Diluted	1,257.0	1,227.0

p. 13 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Years ended,
	December 31,	December 31,
	2017	2016
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss)	$442.2	$(109.1)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	819.4	855.0
Gain on disposition of associate and other interests - net	(55.2)	-
Impairment, net of reversals	(75.5)	139.6
Equity in losses of associate and joint ventures	1.3	1.2
Share-based compensation expense	13.6	13.5
Finance expense	117.8	134.6
Deferred tax recovery	(76.4)	(149.7)
Foreign exchange losses (gains) and other	(31.9)	14.4
Reclamation expense	11.4	27.2
Changes in operating assets and liabilities:
Accounts receivable and other assets	108.6	(21.2)
Inventories	(86.7)	79.5
Accounts payable and accrued liabilities	(48.5)	239.9
Cash flow provided from operating activities	1,140.1	1,224.9
Income taxes paid	(188.5)	(125.7)
Net cash flow provided from operating activities	951.6	1,099.2

Investing:
Additions to property, plant and equipment	(897.6)	(633.8)
Business acquisition	-	(588.0)
Net additions to long-term investments and other assets	(73.8)	(59.8)
Net proceeds from the sale of property, plant and equipment	8.5	9.1
Net proceeds from disposition of associate and other interests	269.6	-
Increase in restricted cash	(0.5)	(1.1)
Interest received and other	6.6	3.5
Net cash flow used in investing activities	(687.2)	(1,270.1)
Financing:
Issuance of common shares on exercise of options	0.8	2.8
Proceeds from issuance of equity	-	275.7
Proceeds from issuance of debt	494.7	175.0
Repayment of debt	(500.0)	(425.0)
Interest paid	(62.9)	(73.5)
Other	(1.6)	(3.3)
Net cash flow used in financing activities	(69.0)	(48.3)
Effect of exchange rate changes on cash and cash equivalents	3.4	2.3
Increase (decrease) in cash and cash equivalents	198.8	(216.9)
Cash and cash equivalents, beginning of period	827.0	1,043.9
Cash and cash equivalents, end of period	$1,025.8	$827.0

p. 14 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2017	100	8,276	3,239	4,464	0.96	0.23	82%	95,182	94,724	$ 58.7	$ 620	$ 27.3	$ 23.6
		Q3 2017	100	7,490	3,228	6,088	0.78	0.26	81%	101,047	101,077	64.8	641	25.4	20.5
		Q2 2017	100	5,353	3,069	5,830	0.86	0.26	84%	91,848	91,237	57.9	635	21.4	20.0
		Q1 2017	100	5,242	2,933	3,885	0.75	0.23	83%	93,038	94,741	58.5	617	28.0	22.5
		Q4 2016	100	9,864	3,235	7,226	0.79	0.28	83%	114,427	115,101	82.8	719	23.2	22.5
	Round Mountain	Q4 2017	100	5,429	864	4,201	1.46	0.46	84%	98,249	104,198	$ 81.6	$ 783	$ 66.2	$ 15.3
		Q3 2017	100	6,906	865	5,177	1.73	0.50	81%	120,743	120,944	75.7	626	14.7	34.9
		Q2 2017	100	8,136	979	5,685	1.35	0.52	78%	115,191	108,811	69.7	641	8.6	28.3
		Q1 2017	100	5,947	951	4,548	1.14	0.51	82%	102,749	104,098	75.5	725	6.3	28.9
		Q4 2016	100	7,488	865	6,054	0.99	0.43	78%	99,310	107,313	86.6	807	28.5	33.6
	Bald Mountain (8)	Q4 2017	100	5,691	-	5,691	-	0.72	nm	105,080	99,363	$ 47.0	$ 473	$ 46.6	$ 28.6
		Q3 2017	100	7,090	-	7,105	-	1.09	nm	80,677	67,598	46.7	691	12.6	24.6
		Q2 2017	100	5,174	-	5,159	-	0.58	nm	49,881	54,308	41.4	762	15.6	16.2
		Q1 2017	100	3,660	-	3,660	-	0.69	nm	47,077	41,647	33.8	812	15.7	14.1
		Q4 2016	100	3,627	-	3,627	-	0.72	nm	44,343	34,585	44.5	1,287	17.7	17.3
	Kettle River- Buckhorn	Q4 2017	100	-	-	-	-	-	-	3,906	3,949	$ 0.4	$ 101	$ -	$ -
		Q3 2017	100	-	43	-	4.36	-	67%	17,132	17,385	10.3	592	-	0.1
		Q2 2017	100	91	95	-	11.45	-	90%	30,966	30,858	12.4	402	-	0.1
		Q1 2017	100	98	96	-	9.95	-	93%	24,566	24,895	13.7	550	-	0.4
		Q4 2016	100	128	122	-	8.49	-	94%	30,690	30,862	15.5	502	-	-
	Paracatu	Q4 2017	100	6,895	8,331	-	0.40	-	75%	66,023	62,843	$ 59.8	$ 952	$ 32.5	$ 26.2
		Q3 2017	100	227	4,067	-	0.42	-	69%	46,971	53,076	53.0	999	32.6	30.6
		Q2 2017	100	10,422	13,333	-	0.43	-	77%	138,869	137,056	99.5	726	31.4	36.7
		Q1 2017	100	10,226	11,892	-	0.38	-	73%	108,096	103,276	97.9	948	25.9	33.5
		Q4 2016	100	10,675	11,962	-	0.44	-	73%	124,975	127,576	101.5	796	47.9	40.9
	Maricunga (8)	Q4 2017	100	-	-	-	-	-	nm	19,039	11,201	$ 6.9	$ 616	$ 1.3	$ 1.1
		Q3 2017	100	-	-	-	-	-	nm	20,463	14,129	8.1	573	-	1.7
		Q2 2017	100	-	-	-	-	-	nm	15,624	7,415	1.9	256	0.1	0.6
		Q1 2017	100	-	-	-	-	-	nm	36,001	8,571	3.0	350	0.1	1.2
		Q4 2016	100	-	-	-	-	-	nm	32,899	33,360	17.8	534	2.1	1.2
Russia	Kupol (3)(4)(6)	Q4 2017	100	487	425	-	10.38	-	95%	145,301	141,518	$ 73.8	$ 521	$ 19.1	$ 43.3
		Q3 2017	100	491	451	-	9.69	-	95%	145,759	142,821	74.8	524	14.4	41.4
		Q2 2017	100	489	440	-	9.78	-	95%	146,013	149,187	80.5	540	15.4	44.5
		Q1 2017	100	448	417	-	10.23	-	95%	143,378	143,481	71.8	500	5.4	55.0
		Q4 2016	100	503	426	-	12.46	-	95%	180,023	179,912	80.8	449	21.1	63.1
West Africa	Tasiast	Q4 2017	100	2,534	807	318	2.28	0.69	92%	60,274	54,993	$ 43.0	$ 782	$ 119.3	$ 17.8
		Q3 2017	100	2,139	764	576	2.42	0.67	93%	62,065	62,448	46.1	738	93.8	16.7
		Q2 2017	100	975	728	87	2.35	0.59	93%	56,278	52,703	42.1	799	95.2	18.8
		Q1 2017	100	1,037	746	75	2.41	0.50	92%	64,623	66,112	47.0	711	71.1	25.3
		Q4 2016	100	1,683	736	454	2.39	0.46	91%	63,728	61,318	58.7	957	68.7	29.4
	Chirano - 100%	Q4 2017	90	496	878	-	2.52	-	92%	66,285	61,973	$ 43.3	$ 699	$ 10.9	$ 32.5
		Q3 2017	90	456	886	-	2.51	-	92%	65,707	65,757	48.0	730	7.7	34.8
		Q2 2017	90	613	822	-	2.48	-	92%	55,782	57,787	51.2	886	10.1	36.8
		Q1 2017	90	845	852	-	2.25	-	92%	58,253	65,695	57.6	877	17.9	34.5
		Q4 2016	90	864	811	-	2.55	-	92%	62,106	53,400	41.2	772	14.3	28.4
	Chirano - 90%	Q4 2017	90	496	878	-	2.52	-	92%	59,656	55,776	$ 39.0	$ 699	$ 9.8	$ 29.3
		Q3 2017	90	456	886	-	2.51	-	92%	59,136	59,181	43.2	730	6.9	31.3
		Q2 2017	90	613	822	-	2.48	-	92%	50,204	52,009	46.1	886	9.1	33.1
		Q1 2017	90	845	852	-	2.25	-	92%	52,428	59,125	51.8	877	16.1	31.1
		Q4 2016	90	864	811	-	2.55	-	92%	55,896	48,060	37.1	772	12.9	25.6
(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q4 (2017) 81.85 g/t, 82.8%; Q3 (2017)81.50 g/t, 85.8%; Q2 (2017) 78.20 g/t, 84.7%; Q1 (2017) 83.03 g/t, 85.4%; Q4 (2016) 99.05 g/t, 86.6%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2017: 76.22:1; Q3 2017: 75.91:1; Q2 2017: 73.01:1; Q1 2017: 69.99:1; Q4 2016: 70.88:1.
(6)	Dvoinoye ore processed and grade were as follows: Q4 (2017)127,671 tonnes, 13.44 g/t; Q3 (2017) 111,330 tonnes, 15.37 g/t; Q2 (2017) 111,664 tonnes, 15.79 g/t; Q1 (2017) 120,255 tonnes, 14.67 g/t; Q4 (2016) 120,000 tonnes, 21.24 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	"nm" means not meaningful.

p. 15 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Adjusted Earnings
(in millions, except per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Net earnings (loss) attributable to common shareholders - as reported	$217.6	$(116.5)	$445.4	$(104.0)

Adjusting items:
Foreign exchange (gains) losses	(0.2)	(1.8)	4.9	6.3
Gain on disposition of associate and interests and other assets - net	(47.3)	(2.9)	(57.1)	(9.7)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	10.9	(10.4)	-	(65.1)
Acquisition costs	-	-	-	7.8
Tax benefits realized upon acquisition	-	-	-	(27.7)
Impairment, net of reversals(a)	21.5	-	(75.5)	139.6
Taxes in respect of prior years	2.7	47.9	41.7	85.5
Mine curtailment and suspension related costs(b)	1.5	-	16.6	40.4
Reclamation and remediation expense (recovery)	(2.4)	27.2	9.5	27.2
Chile weather event related costs	-	-	3.3	-
Insurance recoveries	-	-	(17.5)	(13.0)
Settlement of a royalty agreement	(9.9)	-	(9.9)	-
US Tax Reform impact	(93.4)	-	(93.4)	-
Other(c)	-	6.3	1.2	3.8
Tax effect of the above adjustments(d)	(84.7)	(0.7)	(90.5)	1.9
	(201.3)	65.6	(266.7)	197.0
Adjusted net earnings (loss) attributable to common shareholders	$16.3	$(50.9)	$178.7	$93.0
Weighted average number of common shares outstanding - Basic	1,247.0	1,245.0	1,246.6	1,227.0
Adjusted net earnings (loss) per share	0.01	(0.04)	0.14	0.08

(a) During the fourth quarter and year ended December 31, 2017, the Company recognized an impairment charge related to Paracatu of $253.0 million and reversals of impairment charges of $231.5 million related to property, plant and equipment at Tasiast and Fort Knox. In addition, during the year ended December 31, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale of $97.0 million.
(b) Includes costs related to the temporary curtailment at Paracatu of $1.5 million and $16.6 million during the fourth quarter and year ended December 31, 2017, respectively. During the year ended December 31, 2016, mine curtailment and suspension related costs includes costs related to the temporary suspension of operations at Tasiast and the suspension of mining activities at Maricunga.
(c) Other includes non-hedge derivatives losses (gains).
(d) Includes a net tax recovery of $83.6 million related to the impairment charge at Paracatu and impairment reversal at Fort Knox recognized during the fourth quarter of 2017.

p. 16 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Net cash flow provided from operating activities - as reported	$366.4	$302.6	$951.6	$1,099.2

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(142.0)	(30.7)	(108.6)	21.2
Inventories	20.9	(12.5)	86.7	(79.5)
Accounts payable and other liabilities, including taxes	118.9	(47.8)	237.0	(114.2)
	(2.2)	(91.0)	215.1	(172.5)
Adjusted operating cash flow	$364.2	$211.6	$1,166.7	$926.7

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Production cost of sales - as reported	$414.5	$529.4	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest	(4.3)	(4.1)	(20.0)	(19.0)
Attributable production cost of sales	$410.2	$525.3	$1,737.4	$1,964.8

Gold equivalent ounces sold	634,762	743,427	2,621,875	2,778,902
Less: portion attributable to Chirano non-controlling interest	(6,197)	(5,340)	(25,121)	(20,596)
Attributable gold equivalent ounces sold	628,565	738,087	2,596,754	2,758,306
Consolidated production cost of sales per equivalent ounce sold	$653	$712	$670	$714
Attributable production cost of sales per equivalent ounce sold	$653	$712	$669	$712

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 17 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Production cost of sales - as reported	$414.5	$529.4	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest	(4.3)	(4.1)	(20.0)	(19.0)
Less: attributable silver revenues	(19.5)	(21.9)	(86.5)	(102.5)
Attributable production cost of sales net of silver by-product revenue	$390.7	$503.4	$1,650.9	$1,862.3

Gold ounces sold	619,467	723,670	2,553,178	2,697,912
Less: portion attributable to Chirano non-controlling interest	(6,186)	(5,327)	(25,070)	(20,545)
Attributable gold ounces sold	613,281	718,343	2,528,108	2,677,367
Attributable production cost of sales per ounce sold on a by-product basis	$637	$701	$653	$696

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 18 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Production cost of sales - as reported	$414.5	$529.4	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest(1)	(4.3)	(4.1)	(20.0)	(19.0)
Less: attributable(2) silver revenues(3)	(19.5)	(21.9)	(86.5)	(102.5)
Attributable(2) production cost of sales net of silver by-product revenue	$390.7	$503.4	$1,650.9	$1,862.3
Adjusting items on an attributable(2) basis:
General and administrative(4)	33.8	33.1	132.6	143.7
Other operating expense - sustaining(5)	7.6	8.6	43.3	18.6
Reclamation and remediation - sustaining(6)	17.0	14.2	82.9	94.9
Exploration and business development - sustaining(7)	20.9	12.4	59.4	50.8
Additions to property, plant and equipment - sustaining(8)	151.2	153.6	421.5	440.1
All-in Sustaining Cost on a by-product basis - attributable(2)	$621.2	$725.3	$2,390.6	$2,610.4
Other operating expense - non-sustaining(5)	(4.7)	12.2	39.5	25.6
Reclamation and remediation - non-sustaining(6)	12.8	34.9	17.4	34.9
Exploration - non-sustaining(7)	12.8	13.3	45.8	42.6
Additions to property, plant and equipment - non-sustaining(8)	160.3	70.3	448.7	160.1
All-in Cost on a by-product basis - attributable(2)	$802.4	$856.0	$2,942.0	$2,873.6
Gold ounces sold	619,467	723,670	2,553,178	2,697,912
Less: portion attributable to Chirano non-controlling interest(9)	(6,186)	(5,327)	(25,070)	(20,545)
Attributable(2) gold ounces sold	613,281	718,343	2,528,108	2,677,367
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$1,013	$1,010	$946	$975
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,308	$1,192	$1,164	$1,073

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 19 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Production cost of sales - as reported	$414.5	$529.4	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest(1)	(4.3)	(4.1)	(20.0)	(19.0)
Attributable(2) production cost of sales	$410.2	$525.3	$1,737.4	$1,964.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	33.8	33.1	132.6	143.7
Other operating expense - sustaining(5)	7.6	8.6	43.3	18.6
Reclamation and remediation - sustaining(6)	17.0	14.2	82.9	94.9
Exploration and business development - sustaining(7)	20.9	12.4	59.4	50.8
Additions to property, plant and equipment - sustaining(8)	151.2	153.6	421.5	440.1
All-in Sustaining Cost - attributable(2)	$640.7	$747.2	$2,477.1	$2,712.9
Other operating expense - non-sustaining(5)	(4.7)	12.2	39.5	25.6
Reclamation and remediation - non-sustaining(6)	12.8	34.9	17.4	34.9
Exploration - non-sustaining(7)	12.8	13.3	45.8	42.6
Additions to property, plant and equipment - non-sustaining(8)	160.3	70.3	448.7	160.1
All-in Cost - attributable(2)	$821.9	$877.9	$3,028.5	$2,976.1
Gold equivalent ounces sold	634,762	743,427	2,621,875	2,778,902
Less: portion attributable to Chirano non-controlling interest(9)	(6,197)	(5,340)	(25,121)	(20,596)
Attributable(2) gold equivalent ounces sold	628,565	738,087	2,596,754	2,758,306
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,019	$1,012	$954	$984
Attributable(2) all-in cost per equivalent ounce sold	$1,308	$1,189	$1,166	$1,079

(1) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross' share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months and year ended December 31, 2017, primarily relate to projects at Tasiast.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

(10) Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 20 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “2018 Outlook”, “CEO Commentary”, “Balance Sheet”, “Operating Results” and “Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, ‘‘expects’’, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “outlook”, “opportunity”, “plan”, “potential”, “progress”, “project”, “projection”, “well positioned”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase Two expansion and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment and exploration license conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws, energy levies laws, and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and regulations relating to work permits in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; (12) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; and (13) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in

p. 21 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2017 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

p. 22 Kinross reports 2017 fourth-quarter and full-year results	www.kinross.com